Function(x) Inc.

902 Broadway, 11th Floor

New York, New York 10010

(212) 231-0092

February 22, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Barbara Jacobs, Assistant Director

Re:	Function(x) Inc. – Request for Acceleration
Registration Statement on Form S-1
File No. 333- 215188

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Function(x) Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333- 215188) (the “Registration Statement”), so that it may become effective at 5:30 p.m. Eastern Standard Time on February 23, 2017, or as soon thereafter as practicable.

The Registrant hereby authorizes Aron Izower, Esq. of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Aron Izower at (212) 549-0393.

FUNCTION(X) INC.

/s/ Robert F.X. Sillerman
By:	Robert F.X. Sillerman
Chief Executive Officer

Cc:	Ji Shin, SEC Staff